Exhibit 99.1

NICE and Vidyo to Enhance Customer Experience with Live Video Engagement

The NICE Engage Platform, combined with the VidyoWorks platform, will help organizations enhance customer care while ensuring compliance

Ra’anana, Israel and Hackensack, New Jersey – May 7, 2015 – NICE Systems (NASDAQ: NICE) and Vidyo, Inc. today announced the integration of the NICE Engage Platform, a highly-scalable recording and analytics solution that supports real-time engagement, with the VidyoWorksTM platform, a video collaboration solution designed to ensure consistent HD quality from consumer devices.

By implementing the integrated solutions, organizations are able to add a video channel to their customer engagement environment while still enjoying the full benefit of NICE’s advanced recording capabilities. This enables them to enhance regulatory compliance and significantly improve the quality of service provided to their customers. This type of solution is well-suited to financial institutions as well as industries like healthcare, retail, e-commerce, and insurance.

Miki Migdal, President of the NICE Enterprise Product Group
“Organizations worldwide are seeking ways to enhance customer care in order to boost satisfaction and loyalty. In today’s service environment, this means that organizations must be prepared to connect with their customers over all communication channels, including video. NICE is committed to meeting our customers’ needs by partnering with leading software platform providers, like Vidyo, to deliver the most innovative, multi-channel recording solutions on the market.”

Eran Westman, Chief Executive Officer at Vidyo
“NICE is a leading provider of recording and analytics solutions in the financial services market, and this integration presents a great opportunity for Vidyo to introduce our video communications platform to NICE’s existing customers. The collaboration between Vidyo and NICE will provide financial organizations with the technology they need to seamlessly add video to their customer engagement strategy.”

Using the combined NICE-Vidyo offerings, organizations can:
•	Promptly deploy the new capability either on premise or in a SaaS model
•	Leverage their existing audio recording infrastructure when implementing the video channel
•	Integrate video recording into the company’s existing workflows and business procedures
•	Enjoy scalable, affordable, high quality video communications over any wired or wireless network

NICE will demonstrate its multi-channel recording solutions at Interactions 2015, June 1-4, in San Antonio, Texas. For more information on the conference, please visit www.nice.com/interactions

About Vidyo, Inc.
Vidyo, Inc. delivers amazing visual communications and price performance to power customer engagement in line with user expectations to deliver the “human interaction” in the “Internet of Things.” The VidyoWorksTM platform and APIs leverage Scalable Video Coding (SVC) and Vidyo’s patented VidyoRouter™ to deliver scalable video conferencing, collaboration solutions and cloud-based services over public networks at a price comparable to audio conferencing. Vidyo has more than 80 patents issued, and many more patents pending, in more than 65 patent families in various jurisdictions around the world. Learn more at www.vidyo.com, on the blog, or follow Vidyo on Twitter @vidyo and on Facebook.

Vidyo Media Contact
Mari Mineta Clapp, +1 408-398-6433, mari@vidyo.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Notes: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

The VIDYO logo is a registered trademark of Vidyo, Inc., VIDYO and the trademarks of the VIDYO family of products are trademarks of Vidyo, Inc. and the other trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

Many of the Vidyo products and features described herein remain in varying stages of development and will be offered on a when-and-if available basis. The Vidyo product plans, specifications, and descriptions are provided for information only and are subject to change without notice, and are provided without warranty of any kind, express or implied. Vidyo reserves the right to modify future product plans at any time.